Issuer Free Writing Prospectus dated November 16, 2018
2018 Filed Pursuant to Rule 433
Registration No. 333-209437-01

Invesco

DBP Invesco DB Precious Metals Fund

As of Sept. 30, 2018

Fund Description

The Invesco DB Precious Metals Fund seeks to track changes, whether positive or negative, in the level of the DBIQ Optimum Yield Precious Metals Index Excess Return™ (DBIQ Opt Yield Precious Metals Index ER) over time plus the income from the Fund's holdings of US Treasury securities, money market funds and T-Bill ETFs, less the Fund's expenses. The Fund is designed for investors who want a cost-effective and convenient way to invest in commodity futures. The Index is a rules-based index composed of futures contracts on two of the most important precious metals - gold and silver. The Fund and the Index are rebalanced and reconstituted annually in November.

This Fund is not suitable for all investors due to the speculative nature of an investment based upon the Fund's trading which takes place in very volatile markets. Because an investment in futures contracts is volatile, such frequency in the movement in market prices of the underlying futures contracts could cause large losses. Please see "Risk and Other Information" and the Prospectus for additional risk disclosures.

Fund Data

Fund Symbol	DBP
Intraday NAV (IIV)	DBPIV
Share Price	$34.45
NAV Price	$34.49
Management Fee	**0.75%**
Estimated Futures Brokerage Expenses	0.03%
Total Expense Ratio	0.78%
CUSIP	46140H502
Listing Exchange	NYSE Arca

Index Data

DBIQ Opt Yield Precious Metals Index ER	DBCMYEPM
Index Provider	Deutsche Bank

Growth of $10,000



$30k
$20k
$10k
$0
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
DBIQ Opt Yield Precious Metals Index TR $12,513
S&P GSCI Precious Metals Index $12,406
DBIQ Opt Yield Precious Metals Index ER $12,114
DB Precious Metals Fund $11,412

Data beginning 10 years prior to the ending date of Sept. 30, 2018. Fund performance shown at NAV.

Fund Performance & Index History (%)

	YTD	1 year	3 year	5 year	10 year	Fund Inception
Underlying Index						
DBIQ Opt Yield Precious Metals Index ER	-11.47	-9.82	0.41	-4.20	1.94	3.52
Benchmark Indexes						
DBIQ Opt Yield Precious Metals Index TR	-10.25	-8.31	1.30	-3.68	2.27	4.31
S&P GSCI Precious Metals Index	-9.93	-8.18	1.28	-3.37	2.18	4.55
Fund						
NAV	-10.83	-9.10	0.45	-4.57	1.33	3.39
Market Price	-10.54	-9.11	0.44	-4.61	1.46	3.39

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and Shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 800-983-0903 for the most recent month-end performance. An investor cannot invest directly in an index. The Fund's performance from inception up to and including February 23, 2015, reflects performance associated with the predecessor managing owner. Performance on and after February 23, 2015, reflects performance associated with the current managing owner, Invesco Capital Management LLC. Market returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times.

10-Year Index Statistics

	Alpha	Beta	Correlation	Sharpe Ratio	Volatility (%)
DBIQ Opt Yield Precious Metals Index ER	-	-	-	0.08	20.51
DBIQ Opt Yield Precious Metals Index TR	-0.32	1.00	1.00	0.09	20.50
S&P GSCI Precious Metals Index	-0.22	1.04	1.00	0.09	19.71

Alpha, beta and correlation are relative to the underlying index.

A Smart Beta Portfolio

Fund Inception: Jan. 5, 2007

Index history has certain inherent limitations and does not represent actual trading performance or returns of the Fund. Index history does not represent trades that have actually been executed and therefore may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will or is likely to achieve profits or losses similar to the Index history.

Because the Fund collateralizes its futures positions primarily with US Treasuries, money market funds and T-Bill ETFs, the results of the DBIQ Optimum Yield Precious Metals Index Total Return™ or DBIQ Opt Yield Precious Metals Index TR (DBCMYTPM) are also displayed. Please see invesco.com for indicative intra-day NAV and last end-of-day NAV.

The S&P GSCI Precious Metals Index is a world production-weighted index consisting of two precious metals commodities in the world economy including futures contracts for gold and silver.

Shares are not FDIC insured, may lose value and have no bank guarantee.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 200,000 Shares.

Invesco DB Precious Metals Fund

DBP

As of Sept. 30, 2018

Top Fund Holdings (%)

	Weight
Futures	
Gold	81.29
Silver	18.66
Collateral	
United States Treasury Bill	94.79
Premier U.S. Government Money Portfolio	4.13

A negative in Cash or Other, as of the date shown, is normally due to fund activity that has accrued or is pending settlement. Please see the website for complete holdings information. Holdings are subject to change.

Annual Index History (%)

	DBIQ Opt Yield Precious Metals Index ER	DBIQ Opt Yield Precious Metals Index TR	S&P GSCI Precious Metals Index
2008	-4.18	-2.83	0.48
2009	27.74	27.92	25.07
2010	38.64	38.83	34.46
2011	5.13	5.18	6.63
2012	6.30	6.39	6.21
2013	-30.30	-30.26	-29.75
2014	-5.56	-5.53	-4.11
2015	-11.19	-11.15	-11.08
2016	8.76	9.10	8.42
2017	10.75	11.78	11.98
2018 YTD	-11.47	-10.25	-9.93

How the Fund Invests and Potential Advantages

The Fund invests in liquid futures contracts trading on regulated exchanges and has the following potential advantages:

- **Enhanced commodity index:** The Fund follows the Index which utilizes an Optimum Yield™ methodology designed to provide a more sophisticated strategy for investing in commodities than that provided by conventional commodity indexes.
- **Cost savings:** The Fund does not incur either the cost of storing a physical commodity or the cost of entering into a commodity-linked note with a dealer, a cost that is usually much higher than entering into an exchange-traded futures contract.
- **Interest earned:** Owning physical commodities provides an investor with no interest income. The Fund collateralizes its futures contracts primarily with US Treasury securities, money market Funds and T-Bill ETFs and earns interest on these securities. Interest income can enhance fund returns.
- **Transparency and liquidity:** The Fund invests in liquid futures contracts at publicly available prices determined by trading on regulated exchanges. We believe that this allows the Fund to gain a more direct and cost-effective exposure to commodities than if the Fund either bought commodity-linked notes, which are not publicly priced, or less liquid futures contracts.

Risk and Other Information

This Fund issues a Schedule K-1.

Commodities and futures generally are volatile and are not suitable for all investors.

Please review the prospectus for breakeven figures for the Fund.

The value of the Shares of the Fund relate directly to the value of the futures contracts and other assets held by the Fund and any fluctuation in the value of its portfolio could adversely affect an investment in the Fund's Shares.

The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.

The Intraday NAV is a symbol representing estimated value based on the most recent intraday price of underlying assets. Volatility is the annualized standard deviation of index returns. Sharpe Ratio is a risk-adjusted measure calculated using standard deviation and excess return to determine reward per unit of risk. A higher Sharpe Ratio indicates better risk-adjusted performance. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Alpha is a measure of performance on a risk-adjusted basis. Beta is a measure of risk representing how a security is expected to respond to general market movements. Smart Beta represents an alternative and selection index based methodology that seeks to outperform a benchmark or reduce portfolio risk, or both. Smart beta funds may underperform cap-weighted benchmarks and increase portfolio risk.

The Shares of the Fund are not deposits, interests in or obligations of any Deutsche Bank AG, Deutsche Bank AG London Branch, Deutsche Bank Securities Inc., Deutsche Investment Management Americas Inc. or any of their respective subsidiaries or affiliates or any other bank (collectively, the "DB Parties") and are not guaranteed by the DB Parties.

DBIQ Optimum Yield Precious Metals Index Excess Return™ and DBIQ Optimum Yield Precious Metals Index Total Return™ (the "Indices") are products of Deutsche Bank AG and/or its affiliates. Information regarding these Indices is reprinted with permission. Deutsche Bank® DB™, DBIQ® Optimum Yield™, DBIQ Optimum Yield Precious Metals Index Excess Return™ and DBIQ Optimum Yield Precious Metals Index Total Return™ are trademarks or service marks of Deutsche Bank AG. The Indices and trademarks have been licensed for use for certain purposes by Invesco Capital Management LLC, an affiliate of Invesco Distributors, Inc. The Fund is not sponsored, endorsed, sold or promoted by DB Parties or their third party licensors and none of such parties makes any representation, express or implied, regarding the advisability of investing in the Fund, nor do such parties have any liability for errors, omissions, or interruptions in the Indices. As the index provider, Deutsche Bank AG is licensing certain trademarks, the underlying Index and trade names which are composed by Deutsche Bank AG without regard to the Index, this product or any investor.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Invesco Capital Management LLC, managing owner and Invesco Distributors, Inc., ETF distributor, are indirect, wholly owned subsidiaries of Invesco Ltd.

The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Invesco Capital Management LLC and Invesco Distributors, Inc. are not affiliated with Deutsche Investment Management Americas Inc.

The Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Fund's web site at invesco.com or the Fund will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Note: Not all products available through all firms or in all jurisdictions.

800 983 0903 invesco.com

P-DBP-PC-1 11/18